United States securities and exchange commission logo





                              September 14, 2023

       Tracey T. Travis
       Chief Financial Officer
       The Est  e Lauder Companies Inc.
       767 Fifth Avenue
       New York, New York 10153

                                                        Re: The Est  e Lauder
Companies Inc.
                                                            Annual Report on
Form 10-K for the year ended June 30, 2023
                                                            Filed August 18,
2023
                                                            File No. 001-14064

       Dear Tracey T. Travis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 10-K for the year ended June 30, 2023

       General

   1. We note that you provided more expansive disclosure in your Fiscal 2022 Social Impact and Sustainability
Report ("SIS Report") and Climate Transition Plan 2022 ("CT
                                                        Plan") than you
provided in your SEC filings. Please advise us what consideration you gave to providing the
same type of climate-related disclosure in your SEC filings as you provided in your SIS
Report and CT Plan.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       28

   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:

                                                              decreased demand
for products or services that produce significant greenhouse gas
 Tracey T. Travis
The Est  e Lauder Companies Inc.
September 14, 2023
Page 2
              emissions or are related to carbon-based energy sources;
                increased demand for products or services that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note discussion in your SIS Report and CT Plan addressing climate related-risks, including risks related to chronic heat, extreme weather, and flooding. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

                severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
                quantification of weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
                decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
                the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance.

         Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.
4. You reference the use of carbon offsets, renewable energy credits ("RECs"), and energy attribute certificates ("EACs") in your SIS Report. Please provide disclosure about your purchase or sale of carbon credits, offsets, RECs, or EACs and any material effects on
FirstName LastNameTracey T. Travis
       your business, financial condition, and results of operations. This disclosure should
Comapany    NameThe
       include          Est  e information
                quantitative   Lauder Companies
                                          for eachInc.
                                                   of the periods covered by
your most recent Form
       10-K  and  the amounts
September 14, 2023 Page 2       budgeted  for or expected to be incurred in
future periods.
FirstName LastName
 Tracey T. Travis
FirstName  LastNameTracey
                  CompaniesT.Inc.
                               Travis
The Est  e Lauder
Comapany 14,
September  NameThe
               2023 Est  e Lauder Companies Inc.
September
Page 3     14, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Benjamin Richie at 202-551-7857 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services